FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Notice dated April 2, 2015 regarding Ordinary Shareholders' Meeting to be held on April 30, 2015

Inquiries-Please contact:
Andres Veszpremy
General Counsel
Phone: (562) 2351-1187
E-mail: aveszpremy@provida.cl

Santiago, Chile, April 02, 2015

A.F.P. PROVIDA S.A. (NYSE: PVD) REPORTS A MATERIAL EVENT

Today, April 02, 2015, Mr. Carlo Ljubetic, Alternate Chief Executive Officer of A.F.P. Provida S.A., has reported the following communication to the Superintendent of Pensions (SP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges:

Please be advised that the Board of Directors of A.F.P. Provida S.A. resolved to call for an Ordinary Shareholders’ Meeting, which will take place on April 30, 2015, 9:30 A.M., at Pedro de Valdivia 100, 1st. Floor, Providencia, in order to decide the following matters:

1.- Approval of the Annual Report, Balance Sheets, Statement of Income, and the External Auditors’ Report covering the fiscal year ended December 31, 2014.

2.- Profit distribution.

3.- Presentation of Profit Distribution Policy.

4.- Determining compensation for the members of the Board of Directors, Board of Directors’ Committee and Investments and Conflict of Interest Committee for 2015 as well as approving the working expenses budget for the Committees and its advisors.

5.- Designation of the External Auditors for fiscal year 2015.

6.- Designation of the Rating Agencies.

7.- Report of the activities and incurred expenses of the Board of Directors’ Committee.

8.- Details of operations in compliance with Title XVI Law No. 18,046.

9.- Determining the daily newspaper where the  notifications of the Shareholders’ Meeting shall be published.

10.- Other matters legally ascribed to Ordinary Shareholders’ Meetings.

The legal advertisements of the Shareholders’ Meeting will be published on April 14, 21 and 27, 2015, in the newspaper “El Mercurio”.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator

Date:	April 2, 2015	By:	/s/ Rodrigo Diaz
			Name:	Rodrigo Diaz
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	April 2, 2015	By:	/s/ María Paz Yañez
			Name:	María Paz Yañez
			Title:	Chief Financial Officer